UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2021

LEISURE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38306	82-2755287
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

250 West 57th Street, Suite 415

New York, New York 10107

(Address of principal executive offices) (Zip Code)

(646) 565-6940

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	LACQ	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	LACQW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock and one-half of one Warrant	LACQU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on November 30, 2020, Leisure Acquisition Corp. (the “Company”) received formal notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s non-compliance with certain of the Nasdaq Listing Rules, the Company’s securities were subject to delisting unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). Following a hearing before the Panel, at which the Panel considered the Company’s non-compliance with Nasdaq Listing Rule IM-5101-2, which requires a special purpose acquisition company (“SPAC”) complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering, and Nasdaq Listing Rule 5550(a)(4), which requires a minimum of 500,000 shares in the public float, the Panel granted the Company an extension, through June 1, 2021, to complete an initial business combination and thereby evidence compliance with all criteria for initial listing on Nasdaq. The notice stated that June 1, 2021 constituted the full extent of the Panel’s discretion in this matter.

The Company continues to work towards completion of the proposed business combination with Ensysce Biosciences, Inc. (“Ensysce”); however, the merger has not yet been consummated. As a result, on June 1, 2021, Nasdaq notified the Company that trading in the Company’s securities on Nasdaq will be suspended effective with the open of the market on Thursday, June 3, 2021 (the “Suspension Notice”). The Company expects that its securities will be immediately eligible to trade on the OTC Markets system beginning that same day, on Thursday, June 3, 2021. Although trading, if any, will occur in the over-the-counter market beginning June 3, 2021, the Company will remain technically listed on Nasdaq pending the expiration of all Nasdaq review and appeal processes. The Company plans to appeal the Suspension Notice and believes completion of the merger will enable it to evidence Nasdaq listing compliance by June 30, 2021; however, there can be no assurance that the Company’s proposed merger with Ensysce will be completed or that the Company’s securities will trade on Nasdaq upon completion of the merger.

In addition, and prior to the issuance of Suspension Notice, on May 25, 2021, the Company received formal notice from the Staff indicating that the Company’s failure to timely file the Form 10-Q for the period ended March 31, 2021 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”), as required by Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”), could serve as a separate basis for suspension and delisting of the Company’s securities from Nasdaq. The Company was granted the opportunity to submit a plan to regain compliance with the Filing Requirement for the Panel’s review by no later than June 1, 2021 and, notwithstanding the Suspension Notice, today submitted that plan.

As publicly disclosed and separately communicated to both the Nasdaq Staff and Panel, the Company was unable to complete the merger with Ensysce or to timely file the Form 10-Q with the SEC due to the additional time required by the Company to determine and otherwise address the appropriate accounting treatment for the Company’s warrants, as a result of the SEC statement released on April 12, 2021, entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement provided guidance to all SPAC-related companies regarding the appropriate accounting for and reporting of warrants in their financial statements. The delay in completing the merger and filing the Form 10-Q resulted from the need to reevaluate the accounting treatment for its warrants and determine whether any of such warrants should be classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period and file a Form 10-K/A incorporating restated financial statements.

The Nasdaq notifications do not impact the Company’s obligation to file periodic reports with the SEC under applicable federal securities laws.

Item 7.01 Regulation FD Disclosure.

On June 1, 2021, the Company issued a press release concerning notice it has received from Nasdaq. A copy of the press release is attached as Exhibit 99.1 to this current report and is incorporated herein by reference.

The information furnished in this Item 7.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Important Information and Where to Find It

In connection with the transaction described herein, LACQ has filed or intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/ prospectus. Promptly after the registration statement is declared effective by the SEC, LACQ will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Investors and security holders of LACQ are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that LACQ will file with the SEC when they become available because they will contain important information about LACQ, Ensysce and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by LACQ with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by LACQ with the SEC also may be obtained free of charge at LACQ’s website at www.leisureacq.com or upon written request to LACQ at 250 West 57th Street, Suite 415, New York, New York 10107, or by calling LACQ at (212) 565-6940.

Participants in the Solicitation

LACQ, Ensysce and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Leisure’s shareholders in connection with the proposed transaction. Information about LACQ’s and Ensysce’s directors and executive officers and their ownership of Leisure’s securities is set forth in Leisure’s Amendment No. 4 to the Registration Statement on Form S-4 filed with the SEC on May 3, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the final proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LACQ, the combined company or Ensysce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management teams of Ensysce and LACQ and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ensysce and LACQ. These forward-looking statements are subject to a number of risks and uncertainties, including the potential inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of LACQ is not obtained; the risk that LACQ is unable to maintain the listing of its securities on the Nasdaq stock market; the amount of redemption requests made by LACQ’s stockholders, and those factors discussed in LACQ’s Form 10-K for the year ended December 31, 2020, under the heading “Risk Factors,” and other documents LACQ has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus. If any of these risks materialize or LACQ’s and Ensysce’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LACQ nor Ensysce presently know, or that neither LACQ nor Ensysce currently believe are material, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements do not reflect LACQ’s or Ensysce’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Neither LACQ nor Ensysce anticipate that subsequent events and developments will cause LACQ’s and Ensysce’s assessments to change. However, LACQ and Ensysce specifically disclaim any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing LACQ’s or Ensysce’s assessments of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEISURE ACQUISITION CORP.

Date: June 1, 2021	By:	/s/ Daniel B. Silvers
	Name:	Daniel B. Silvers
	Title:	Chief Executive Officer and Director